Exhibit 21.1

Subsidiaries	Place of Incorporation

Alpharma Inc.	Delaware
Alpharma Pharmaceuticals LLC	Delaware
Monarch Pharmaceuticals, Inc.	Tennessee
King Pharmaceuticals Research and Development, Inc.	Delaware
Meridian Medical Technologies, Inc.	Delaware
Monarch Pharmaceuticals Ireland Limited	Republic of Ireland